Free Writing Prospectus (To Prospectus dated September 23, 2010)	Filed Pursuant to Rule 433 Registration Statement No. 333-169539 November 3, 2011

Final Term Sheet for Notes due 2016 and Notes due 2041

Mattel, Inc.

Issuer:	Mattel, Inc.

Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-managers:	Citigroup Global Markets Inc. KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBS Securities Inc. SG Americas Securities, LLC

Title:	2016 Notes	2041 Notes

Principal Amount:	$300,000,000	$300,000,000

Maturity Date:	November 1, 2016	November 1, 2041

Coupon (Interest Rate):	2.500%	5.450%

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing on May 1, 2012 and ending on the Maturity Date	Semi-annually on May 1 and November 1, commencing on May 1, 2012 and ending on the Maturity Date

Yield to Maturity:	2.565%	5.488%

Spread to Benchmark Treasury:	+ 165 basis points	+ 240 basis points

Benchmark Treasury:	UST 1.000% due October 31, 2016	UST 4.375% due May 15, 2041

Benchmark Treasury Price and Yield:	100-13 1/4; 0.9150%	124-26; 3.088%

Optional Redemption	Callable at the greater of par or the make whole (T + 25 basis points)	Prior to May 1, 2041, callable at the greater of par or the make whole (T + 35 basis points)

Par Call	–	May 1, 2041

Special Acquisition Redemption	The issuer may redeem the 2016 notes if the acquisition of HiT Entertainment is not consummated on or prior to May 1, 2012, or the related Stock Purchase Agreement is terminated at any time prior to that date, at 101% of the aggregate principal amount	The issuer may redeem the 2041 notes if the acquisition of HiT Entertainment is not consummated on or prior to May 1, 2012, or the related Stock Purchase Agreement is terminated at any time prior to that date, at 101% of the aggregate principal amount

Price to Public:	99.698%	99.446%

Settlement Date:	November 8, 2011	November 8, 2011

CUSIP:	577081AV4	577081AW2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_distribution@baml.com or calling Morgan Stanley & Co. LLC at 1-866-718-1649.